VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GALIANO GOLD INC. (formerly Asanko Gold Inc.)
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 2, 2022 (the "Meeting").  Attendance at the Meeting was nil Shares represented and voted in person and 156,926,623 Shares represented and voted by proxy for a total of 156,926,623 voting shares represented at the Meeting, being 69.76% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Matt Badylak	141,177,893	98.95%	1,505,005	1.05%
Paul N. Wright	141,401,816	99.10%	1,281,082	0.90%
Gordon J. Fretwell	114,943,776	80.56%	27,739,122	19.44%
Michael Price	141,305,251	99.03%	1,377,647	0.97%
Judith Mosely	141,565,894	99.22%	1,117,004	0.78%
Dawn Moss	141,175,244	98.94%	1,507,654	1.06%
Greg Martin	141,743,829	99.34%	939,069	0.66%

2. KPMG LLP, Chartered Accountants, were appointed auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to KPMG LLP.  Of the Shares voted, 156,357,340 represented votes For (99.64%) and 569,283 represented votes Withheld (0.36%).

3. A non-binding advisory resolution was approved, accepting the Company's approach to executive compensation. Of the Shares voted, 119,300,887 represented votes For (98.83%) and 1,410,354 represented votes Against (1.17%).

There were 14,243,725 non-votes recorded (but not voted) on each resolution, except for the advisory vote on executive compensation which had 36,215,382 non-votes. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.